FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date: June 4, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 56th Ordinary General Meeting of Shareholders.

2.	Report for the year ended March 31, 2010 (Accompanying documents for the 56th Ordinary General Meeting of Shareholders)

Notice of the 56th Ordinary General Meeting of Shareholders

to be held in Kyoto, Japan on June 25, 2010

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Notice:

1.	This is an English translation of the Japanese original of the Notice of the 56th Ordinary General Meeting of Shareholders distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

2.	The Notice of Resolution for the 56th Ordinary General Meeting of Shareholders will be available at the following website of Kyocera Corporation within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

Security Code 6971

June 4, 2010

To Our Shareholders:

Notice of the 56th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 56th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please exercise your voting rights in written form or electronically, after examining the attached reference documents for the General Meeting of Shareholders, no later than 5:30 p.m. Thursday, June 24, 2010, Japan time.

[Method of exercising voting rights in written form (voting card)]

Please mark “for” or “ against” as to the agenda on the voting card enclosed herewith and return it by the above deadline for exercising voting rights.

[Method of exercising voting rights electronically (through the Internet, etc.)]

Please access the Internet website for exercise of voting rights (http://daiko-sb.gcan.jp) through a personal computer or mobile phone. Using the code and password written on the voting card enclosed herewith and following the guidelines set forth on the website, please mark “for” or “against” as to the agenda by the above deadline for exercising voting rights.

1. Time and Date:	10:00 a.m. on Friday, June 25, 2010, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported:

(1)	Report of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2010; and

(2)	Report of the substance of the financial statements for the year ended March 31, 2010.

Matters to be resolved:

Agendum No. 1:	Disposition of Surplus
Agendum No. 2:	Election of two (2) Directors

1

4. Matters relating to the Convocation:

[Treatment in case of multiple exercises of voting rights by a shareholder]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) as well as electronically (through the Internet, etc.), the electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

(2)	In the event of multiple electronic exercises of voting rights (through the Internet, etc.) by a shareholder, the last electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

Very truly yours,

KYOCERA CORPORATION
Tetsuo Kuba
President and Representative Director

Notes:

1.	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

2.	In the event that any change is necessary in the reference documents for the General Meeting of Shareholders, the business report, the consolidated financial statements or the financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/index.html), which can be accessed through the Internet.

2

Reference Documents for General Meeting of Shareholders

Agenda and References are as follows:

Agendum No. 1:    Disposition of Surplus

The Company believes that the best way to meet shareholders’ expectations is to improve the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guideline that dividend amounts should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full year performance through the year ended March 31, 2010, the Company proposes a year-end dividend for the year ended March 31, 2010 in the amount of 60 yen per share, the same amount as in the year ended March 31, 2009. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, the same amount as in the previous fiscal year.

The Company also proposes to effect a reversal of its general reserve, taking into account the Company’s financial status, performance through the year ended March 31, 2010, and business conditions going forward.

The proposed disposition of surplus is as follows:

1.	Mattersrelating to Year-end Dividend

	(1)	Type of assets distributed as dividend:

Cash

	(2)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:

60 yen per share of Common Stock of the Company.
The aggregate amount thereof shall be 11,011,256,340 yen.

	(3)	Effective Date of distribution of surplus as dividend:

June 28, 2010

2.	Matters relating to disposition of Other Retained Earnings

	(1)	Item to be increased and amount thereof:

		Profit surplus carried over:	15,000,000,000 yen.

	(2)	Items to be reduced and amounts thereof:

		General reserve:	15,000,000,000 yen.

3

Agendum No. 2:    Election of two (2) Directors

The Company proposes that two (2) Directors be elected in order to reinforce the management structure of the Company. Pursuant to Paragraph 2 of Article 21 of the Articles of Incorporation of the Company, the terms of office of the Directors to be elected at this Meeting will expire simultaneously with the expiration of the terms of the other Directors currently in office. Due to the resignation of one Director as of August 31, 2009, the total number of Directors will increase in practice by only one.

The candidates for Director are as follows:

No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Shares of the Company Owned by Candidate

1	Tsutomu Yamori (Sep. 25, 1949)	Mar. 1972	Joined the Company	3,230
		Apr. 1993	General Manager of Human Resources Division of Corporate General Affairs Group of the Company
		Jun. 1997	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company [Present]
		Jul. 2004	Deputy General Manager of Corporate General Affairs Division of the Company
		Nov. 2004	General Manager of Corporate General Affairs Human Resources Division of the Company
		Jun. 2005	General Manager of Corporate General Affairs Human Resources Group of the Company [Present]

2	Yoshihito Ohta (Jun. 26, 1954)	Mar. 1978	Joined the Company	3,678
		Apr. 1997	General Manager of Corporate Office of the Chief Executives [Present]
		Jun. 2003	Executive Officer of the Company
		Apr. 2007	Senior Executive Officer of the Company
		Jan. 2010	Deputy Trustee of Japan Airlines Corporation [Present]
		Apr. 2010	Managing Executive Officer of the Company [Present]

Notes:

1.	There are no special interests between the candidates and the Company.

2.	The number of shares of the Company owned by the candidates above includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

- END -

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Report for the year ended March 31, 2010

(Accompanying documents for the 56th Ordinary General Meeting of Shareholders)

Notice:

This is an English translation of the Japanese original of the Report for the year ended March 31, 2010 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties. Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the year ended March 31, 2010 (hereinafter, “fiscal 2010” refers to the fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner).

Net sales for fiscal 2010 decreased compared with fiscal 2009 due to sharp deterioration in the business environment following the financial crisis sparked in the United States. Nonetheless, through efforts to strengthen each business’ management foundations by implementing various profit boosting initiatives, including reductions in manufacturing costs and other thorough cost-cutting measures, and improving productivity throughout the Kyocera Group, we were able to increase profits relative to fiscal 2009.

The operating environment for the Kyocera Group in fiscal 2011 is expected to pick up from fiscal 2010, and Kyocera will strive to further strengthen each business and seize opportunities for growth to drive improvement in performance. Specifically, in line with expansion of the information and communications market, we will increase production capacity in the components business, while working to increase sales in emerging countries and enhance profitability in the Telecommunications Equipment Group. For the booming environment and energy market, we will work vigorously to expand the solar energy business. Through these initiatives, we aim to become a high-growth, highly-profitable company.

We would very much appreciate your continued support of the Kyocera Group as we work steadily towards our goals.

Makoto Kawamura

Chairman of the Board and Representative Director

Tetsuo Kuba

President and Representative Director

(Accompanying documents for the 56th Ordinary General Meeting of Shareholders)

Business Report (From April 1, 2009 to March 31, 2010)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

In fiscal 2010, the U.S. and European economies showed signs of recovery due to the effects of economic policy and fiscal measures in various countries, which included packages to stimulate personal consumption. In addition, the Chinese economy expanded strongly, mainly supported by growth in capital investment and personal consumption. Despite signs of expansion in corporate production activities along with a recovery in exports, particularly to Asia, and moderate improvement in personal consumption, the Japanese economy did not show full-scale recovery due to continued stagnation in capital investment and the employment environment.

In the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities showed signs of recovery, notably for mobile phone handsets and personal computers (PCs), due to the end of inventory adjustments. The solar energy market expanded firmly, with demand in Japan in particular increasing rapidly due to support from governmental subsidy systems.

Consolidated Financial Results:

Despite deterioration of the business environment until the second quarter (July 1, 2009 to September 30, 2009), the profitability of the components business and the equipment business improved significantly from the third quarter (October 1, 2009 to December 31, 2009). Consolidated net sales for fiscal 2010, however, amounted to ¥1,073,805 million, a decrease of 4.9% compared with fiscal 2009, mainly due to the impact of appreciation of the yen against the Euro and U.S. dollar.

In fiscal 2010 Kyocera continued working hard to improve profitability and strengthen the foundations of each business from fiscal 2009 by promoting cost-cutting measures including manufacturing cost reductions, and by improving productivity throughout the Kyocera Group. As a result, profit from operations for fiscal 2010 increased by 47.1% to ¥63,860 million, and income before income taxes increased by 8.6% to ¥60,798 million, despite the decline in sales and the recording of a one-time loss relating to WILLCOM, Inc.* Net income attributable to shareholders of Kyocera Corporation for fiscal 2010 amounted to ¥40,095 million, an increase of 35.9% compared with fiscal 2009.

*	For details, please refer to page 7, “A loss relating to WILLCOM, Inc.”

Average exchange rates for fiscal 2010 were ¥93 to the U.S. dollar and ¥131 to the Euro, marking appreciation by ¥8 (approximately 8%) and ¥12 (approximately 8%), respectively, compared with those for fiscal 2009. This appreciation resulted in declines in net sales and income before income taxes after translation into yen for fiscal 2010 by approximately ¥49.0 billion and ¥13.5 billion, respectively, compared with fiscal 2009.

Highlights of Consolidated Results

Notes:

1.	In fiscal 2007, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 were recorded as income (or loss) from discontinued operations in accordance with accounting principles generally accepted in the United States.

2.	In fiscal 2007, income from continuing operations before income taxes and minority interests are presented in the income before income taxes section.

3.	Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income of fiscal years from fiscal 2007 through fiscal 2009.

4.	The amounts, numbers of shares and ratios (%) in this Report are rounded to the nearest unit.

5.	Graphs in this report are presented solely for the reference.

Consolidated Results by Reporting Segment

Components Business:

Net sales:	¥550,535 million, down 4.6% year on year
Operating profit:	¥49,535 million, up 55.6% year on year

(1) Fine Ceramic Parts Group

Net sales:	¥53,056 million, down 14.1% year on year
Operating profit:	-¥788 million, down ¥548 million year on year

Demand for digital consumer equipment parts, such as sapphire substrates for LEDs, has been on a recovery track since the commencement of fiscal 2010, and demand for industrial machinery components such as semiconductor fabrication equipment components and automotive components began to recover from the third quarter as well. However, such demand remained at a low level compared with fiscal 2009, and as a result sales and operating profit in this reporting segment for fiscal 2010 both decreased compared with fiscal 2009.

(2) Semiconductor Parts Group

Net sales:	¥140,507 million, up 4.0% year on year
Operating profit:	¥17,235 million, up 98.8% year on year

Demand for ceramic packages for crystal and SAW devices and for CCD/CMOS sensors was strong, in line with resurgence in production of mobile phone handsets and digital cameras, etc. In addition, demand for organic packages showed signs of recovery. As a result, sales in this reporting segment for fiscal 2010 as a whole increased compared with fiscal 2009. Operating profit for fiscal 2010 increased significantly compared with fiscal 2009, due mainly to manufacturing cost reductions and improved productivity.

(3) Applied Ceramic Products Group

Net sales:	¥157,033 million, up 5.5% year on year
Operating profit:	¥19,858 million, down 27.7% year on year

Overall sales in this reporting segment for fiscal 2010 increased compared with fiscal 2009. This was due to a significant increase in sales in the solar energy business resulting from efforts to expand production capacity for solar cells coupled with aggressive sales expansion measures to meet rising demand in Japan driven by governmental subsidy policies. Operating profit decreased compared with fiscal 2009 due to a decline in selling prices in the solar energy business in European and U.S. markets, to appreciation of the yen, and to deterioration in the cutting tools market.

(4) Electronic Device Group

Net sales:	¥199,939 million, down 13.5% year on year
Operating profit:	¥13,230 million, up ¥17,300 million year on year

Although demand for ceramic capacitors, timing devices and connectors, etc. has recovered since the commencement of fiscal 2010 due to a recovery in production activities for digital consumer equipment, it did not reach the level recorded in fiscal 2009. The appreciation of the yen also produced a negative impact on sales. As a result, overall sales in this reporting segment for fiscal 2010 decreased compared with fiscal 2009. Operating profit for fiscal 2010 improved significantly compared with fiscal 2009, however, as a result of efforts to reduce manufacturing costs and to enhance productivity throughout the Kyocera Group.

Equipment Business:

Net sales:	¥421,483 million, down 5.9% year on year
Operating profit:	¥7,365 million, up ¥11,581 million year on year

(1) Telecommunications Equipment Group

Net sales:	¥189,118 million, down 13.5% year on year
Operating profit:	-¥14,726 million, improved by ¥2,987 million year on year

Sales in this reporting segment for fiscal 2010 decreased compared with fiscal 2009 amid a tough business environment attributable to weakened replacement demand for mobile phone handsets in the Japanese market and sluggish sales of mobile phone handsets in the U.S. market, despite efforts to expand sales of new models. Operating loss for fiscal 2010 decreased compared with fiscal 2009 despite the recognition of an impairment loss on account receivables from WILLCOM, Inc. in the fourth quarter (January 1 to March 31, 2010), due to improved profitability arising from streamlining of operations, including reorganization of sales and development systems, and cost reductions.

(2) Information Equipment Group

Net sales:	¥232,365 million, up 1.3% year on year
Operating profit:	¥22,091 million, up 63.7% year on year

Sales in this reporting segment for fiscal 2010 increased slightly compared with fiscal 2009, due mainly to increased sales of new products and the contribution from new subsidiaries joined from the fourth quarter of fiscal 2009, despite persistent stagnation in demand due to severe curtailment of information technology investment by both Japanese and overseas customers and by yen appreciation. Operating profit for fiscal 2010 increased compared with fiscal 2009, mainly due to a sales increase in color machines and manufacturing cost reductions.

Others:

Net sales:	¥124,577 million, down 1.2% year on year
Operating profit:	¥6,769 million, down 52.0% year on year

Although sales in Kyocera Communication Systems Co., Ltd. increased, sales from other consolidated subsidiaries as a whole decreased due to the stagnant business climate. As a result, sales in this reporting segment for fiscal 2010 decreased slightly compared with fiscal 2009. Operating profit for fiscal 2010 decreased compared with fiscal 2009, due to the absence of gains on sales of real estate, etc. which was recorded in fiscal 2009 in the amount of ¥9,352 million.

A loss relating to WILLCOM, Inc.:

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures, and on March 12, 2010, the Tokyo District Court decided to commence such procedures. During the third quarter, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., reflecting Kyocera’s belief that the decline in the value of such investment will not be of temporary nature. Taking into consideration the decision to commence corporate reorganization procedures, and based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc., Kyocera also recognized an impairment loss of ¥8,961 million on its account receivables from WILLCOM, Inc. The one time impacts relating to WILLCOM, Inc. on Kyocera’s profit from operations and income before income taxes for fiscal 2010 were losses of ¥8,961 million and ¥28,948 million, respectively.

(2) Capital Expenditures

During fiscal 2010, Kyocera made capital expenditures to increase production volume in the solar energy business. From the fourth quarter of fiscal 2009, Kyocera substantially slowed down capital expenditures in other businesses in reaction to the declining business environment. As a result, capital expenditures for fiscal 2010 totaled ¥37,869 million, a decrease of ¥25,186 million (39.9%) compared with fiscal 2009.

Required funds for fiscal 2010 were mainly financed from internal funds.

(3) Management Challenges

Kyocera aims to strengthen existing businesses, pursue synergies among businesses, and create new businesses through implementation of the “Kyocera Philosophy,” our corporate philosophy and the “Amoeba Management System,” our own management method. As a result of efforts to reduce manufacturing costs and improve profitability throughout the Kyocera Group in response to sharp deterioration in the business environment since the second half of fiscal 2009, Kyocera was able to strengthen operational foundation in each business in fiscal 2010. The Kyocera Group’s business environment in fiscal 2011 is expected to pick up relative to fiscal 2010, and Kyocera will tackle the following challenges to further strengthen the foundation in each business and seize opportunities for business growth, with the goal of becoming a high-growth, highly-profitable company.

(i) Enhance profitability in the information and communications market

Demand for digital consumer equipment such as mobile phones and PCs is expected to show continuing growth in line with the popularization of information and communication technologies and the expansion of the economies of emerging countries. Aiming to seize opportunities for growth, Kyocera will strive to secure orders in the components business by launching new compact and advanced products for digital consumer equipment, and reinforcing production capacity. In the Telecommunications Equipment Group, Kyocera seeks to expand sales through continuous introduction of new models to markets worldwide, including smartphones, etc. in overseas markets. In addition, efforts will be made to enhance profitability by strengthening development and manufacturing systems.

(ii) Expand business in the environment and energy market

The solar energy market is expected to continue expanding going forward, backed by heightened environmental awareness around the world coupled with subsidy policies in various countries. Kyocera will continue with aggressive capital investment in Japan and overseas to strengthen its production capacity for solar cells and modules as a means to steadily secure orders and growth in line with strong demand. In concrete terms, Kyocera plans to commence production of solar cells at the Yasu Plant in Shiga Prefecture in the summer of 2010, and boost production capacity at plants manufacturing solar modules globally. Kyocera also aims to increase sales and profits in the solar energy business through efforts to consistently reduce manufacturing costs and improve the conversion efficiency of solar cells. Further, Kyocera will strengthen development of solid oxide fuel cells (SOFCs) for residential use, with the goal of swift practical application that will contribute to expansion of business in the environment and energy market.

(iii) Strengthen new product development by pursuing synergies

Kyocera aims to strengthen development of new products by integrating technologies among its divisions, including each business division and the R&D division, etc., and to introduce distinctive products to the market in a timely manner. Specifically, Kyocera will develop base stations and terminals for the next-generation Long Term Evolution communication protocol by integrating technologies between its telecommunications equipment and electronic component businesses, and will also develop automotive cameras that improve safety in automobiles by integrating technologies between its automotive components and optical components businesses.

Note: Forward-Looking Statements

Certain of the statements made in this report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition

(8)	Inability to secure skilled employees, particularly engineering and technical personnel

(9)	Insufficient protection of our trade secrets and patents

(10)	Our continuing to hold licenses to manufacture and sell certain of our products

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in the business opportunities, which we expect, and may require more cost than expected for integration or impairment losses on goodwill and intangible assets related to the acquisition

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(17)	Changes in accounting principle

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this report.

(4) Four-Year Financial Summary

	(Yen in millions except per share amounts)
	FY2007	FY2008	FY2009	FY2010
Net sales	1,283,897	1,290,436	1,128,586	1,073,805
Income before income taxes	156,540	174,842	55,982	60,798
Net income attributable to shareholders of Kyocera Corporation	106,504	107,244	29,506	40,095
Basic earnings per share attributable to shareholders of Kyocera Corporation (yen)	566.03	566.58	157.27	218.47
Total assets	2,130,464	1,976,746	1,773,802	1,848,717
Kyocera Corporation shareholders’ equity	1,514,560	1,451,165	1,323,663	1,345,235
Kyocera Corporation shareholders’ equity per share (yen)	8,028.45	7,659.72	7,212.32	7,330.14

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury shares at the end of each respective fiscal year.

3.	In fiscal 2007, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 were recorded as income or loss from discontinued operations in accordance with accounting principles generally accepted in the United States. In fiscal 2007, income from continuing operations before income taxes and minority interests are presented in the income before income taxes section.

4.	In fiscal 2007, amid a favorable market environment manifesting strong demand for digital consumer equipment, net sales in the components business and the equipment business increased compared with fiscal 2006. Also all reporting segments in the components business and the equipment business recorded increases in profits. Net income attributable to shareholders of Kyocera Corporation increased due to tax refunds pursuant to the voidance of a portion of the original assessment relating to transfer pricing adjustment.

5.	Consolidated net sales for fiscal 2008 marked the highest in Kyocera’s history. This result was attributable to an increase in net sales in the components business, with particular support from the solar energy business, which more than offset a decrease in net sales in the equipment business. Operating profit in the equipment business increased considerably due to the improvement of profitability, however, operating profit in the components business decreased due to increased depreciation. As a result, net income attributable to shareholders of Kyocera Corporation remained at the same level compared with fiscal 2007.

6.	Consolidated net sales for fiscal 2009 decreased compared with fiscal 2008, due primarily to the impact of a decrease in demand under the influence of the deteriorating business environment and to appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2008 due mainly to such decrease in demand and to product selling price erosion.

7.	Performance for fiscal 2010 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Business (as of March 31, 2010)

Kyocera manufactures and sells a highly-diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segments	Principal Products and Businesses
Fine Ceramic Parts Group

Information & Telecommunication Components,

Sapphire Substrates,

Components for Semiconductor Processing Equipment,

Components for LCD Manufacturing Equipment,

Automotive Components,

General Industrial Ceramic Components

Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

CCD/CMOS Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

Applied Ceramic Products Group	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Micro Drills, Medical and Dental Implants, Jewelry and Fine Ceramic Application Products

Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Timing Devices such as TCXOs, Crystal Units,

Clock Oscillators and Ceramic Resonators,

SAW Devices, RF Modules, EMI Filters, Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays

Telecommunications Equipment Group	CDMA Mobile Phone Handsets, Personal Handy Phone System (PHS) related Products such as PHS Mobile Phone Handsets and PHS Base Stations, Wireless Broadband Systems such as WiMAX associated products

Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers, Multifunction Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

Others

Engineering Business such as Telecommunication and Solar Power System, etc.

Integrated Business of Information Systems and Network Infrastructure,

Data Center Business,

Management Consulting Business,

Chemical Materials for Electronic Components,

Electrical Insulators, Molded Products,

Hotel Business

(6) Significant Subsidiaries (as of March 31, 2010)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Information Technology Services
Kyocera Solar Corporation	¥310	100.00	Sale of solar energy products
Kyocera ELCO Corporation	¥400	100.00	Manufacture and sale of electronic device related products
Kyocera Mita Corporation	¥12,000	100.00	Development and manufacture of information equipment
Kyocera Chemical Corporation	¥10,172	100.00	Manufacture and sale of chemical materials for electronic components
Kyocera Kinseki Corporation	¥16,318	100.00	Manufacture of electronic device related products
Kyocera SLC Technologies Corporation	¥4,000	100.00	Manufacture and sale of organic multilayer printed circuit boards
Japan Medical Materials Corporation	¥2,500	77.00	Development, manufacture and sale of medical materials and equipment
Kyocera International, Inc.	US$34,850	100.00	Investment and management services as a holding company to subsidiaries in North America region
AVX Corporation	US$1,763	69.06	Manufacture and sale of electronic device related products
Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacture and sale of ceramic related products and electronic device related products
Dongguan Shilong Kyocera Optics Co., Ltd.	HK$472,202	90.00	Manufacture and sale of cutting tools and thin film devices, etc.
Kyocera (Tianjin) Sales & Trading Corporation	US$10,000	90.00	Sale of ceramic related products, cutting tools and information equipment, etc.
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacture of telecommunications equipment
Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of ceramic related products, solar energy products and thin film devices, etc.

(7) Principal Business Sites (as of March 31, 2010)

Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Japan:

Kyocera Corporation:	Kyocera SLC Technologies Corporation (Shiga)
Hokkaido Kitami Plant	Kyocera Solar Corporation (Kyoto)
Fukushima Tanagura Plant	Japan Medical Materials Corporation (Osaka)
Nagano Okaya Plant	Kyocera Kinseki Corporation (Tokyo)
Mie Ise Plant	Kyocera ELCO Corporation (Kanagawa)
Shiga Gamo Plant	Kyocera Mita Corporation (Osaka)
Shiga Yokaichi Plant	Kyocera Mita Japan Corporation (Tokyo)
Kagoshima Sendai Plant	Kyocera Optec Co., Ltd. (Tokyo)
Kagoshima Kokubu Plant	Kyocera Communication Systems Co., Ltd. (Kyoto)
Kagoshima Hayato Plant	Kyocera Chemical Corporation (Saitama)
R&D Center, Yokohama	Kyocera Realty Development Co., Ltd. (Tokyo)
R&D Center, Keihanna (Kyoto)	Hotel Kyocera Co., Ltd. (Kagoshima)
R&D Center, Kagoshima	Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas

Kyocera International, Inc. (U.S.A.)
Kyocera Industrial Ceramics Corporation (U.S.A.)
Kyocera America, Inc. (U.S.A.)
Kyocera Asia Pacific Pte. Ltd. (Singapore)
Shanghai Kyocera Electronics Co., Ltd. (China)
Kyocera (Tianjin) Sales & Trading Corporation (China)
Kyocera Solar, Inc. (U.S.A.)
Kyocera Mexicana, S.A. de C.V. (Mexico)
Kyocera (Tianjin) Solar Energy Co., Ltd. (China)
Kyocera Solar Europe S.R.O. (Czech Republic)
Kyocera Fineceramics GmbH (Germany)
Kyocera Tycom Corporation (U.S.A.)
Kyocera Precision Tools Korea Co., Ltd. (Korea)
Kyocera Korea Co., Ltd. (Korea)
Dongguan Shilong Kyocera Optics Co., Ltd. (China)
AVX Corporation (U.S.A.)
Kyocera ELCO Korea Co., Ltd. (Korea)
Kyocera Communications, Inc. (U.S.A.)
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)
Kyocera Mita America, Inc. (U.S.A.)
Kyocera Mita Europe B.V. (Netherland)
Kyocera Mita Deutschland GmbH (Germany)
TA Triumph-Adler AG (Germany)
Kyocera Mita Office Equipment (Dongguan) Co., Ltd. (China)

(8) Employees (as of March 31, 2010)

Consolidated

Reporting Segments	Number of Employees	Change from the end of fiscal 2009
Fine Ceramic Parts Group	2,821	Decrease of 392
Semiconductor Parts Group	9,818	Increase of 1,471
Applied Ceramic Products Group	6,783	Increase of 613
Electronic Device Group	19,381	Increase of 1,663
Telecommunications Equipment Group	5,058	Increase of 276
Information Equipment Group	13,166	Increase of 391
Others	5,220	Increase of 341
Headquarters	1,629	Decrease of 1

Total	63,876	Increase of 4,362

Note: Number	of employees represents the total number of regular employees who work full-time.

Non-consolidated

Number of employees	14,179
Change from the end of fiscal 2009	Increase of 206
Average age	39.2
Average years of service	15.4

Note: Number	of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2010)

(1) Total number of shares authorized to be issued:         600,000,000

(2) Total number of shares issued:                                      191,309,290

  (7,788,351 treasury shares are included in the total number of shares issued set forth above.)

(3) Number of shareholders:                                                         63,791

(4) Major shareholders (Top 10)

Name	Number of Shares Owned (in thousands)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,563	7.39
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,633	6.34
The Bank of Kyoto, Ltd.	7,218	3.93
Kazuo Inamori	6,806	3.71
State Street Bank and Trust Company	6,783	3.70
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.77
The Inamori Foundation	4,680	2.55
KI Enterprise Co., Ltd.	3,550	1.93
JPMorgan Securities Japan Co., Ltd.	3,310	1.80
The Dai-ichi Mutual Life Insurance Company	2,748	1.50

Notes:

1.	Shareholding ratios are calculated after deduction of the treasury shares.

2.	The Dai-ichi Mutual Life Insurance Company was reorganized from a mutual life insurance company into a joint stock corporation under the name The Dai-ichi Life Insurance Company, Limited, as of April 1, 2010.

3. Directors and Corporate Auditors

(1) List of Directors and Corporate Auditors (as of March 31, 2010)

Position	Name	Duties and Other Significant Responsibilities
Chairman of the Board and Representative Director	Makoto Kawamura

President and Representative Director	Tetsuo Kuba	President and Executive Officer

Vice President and Representative Director	Tatsumi Maeda	Vice President and Executive Officer General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group

Director	Hisao Hisaki	Senior Managing Executive Officer Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation

Director	Yasuyuki Yamamoto	Managing Executive Officer General Manager of Corporate Communication Equipment Group

Director	Yoshihiro Kano	Managing Executive Officer General Manager of Corporate Development Group

Director	Goro Yamaguchi	Managing Executive Officer General Manager of Corporate Semiconductor Components Group

Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group

Director	Katsumi Komaguchi	Managing Executive Officer President and Representative Director of Kyocera Mita Corporation

Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Chief Executive Officer of AVX Corporation

Full-time Corporate Auditor	Yoshihiko Nishikawa

Full-time Corporate Auditor	Kokichi Ishibitsu

Corporate Auditor	Osamu Nishieda	Attorney at Law

Corporate Auditor	Kazuo Yoshida	Professor, Graduate School of Economics at Kyoto University

Corporate Auditor	Yoshinari Hara	Chief Corporate Adviser of Daiwa Securities Group Inc.

Notes:

1.	Other significant responsibilities undertaken by Directors and Corporate Auditors in fiscal 2010.

(1)	Messrs. Makoto Kawamura, Chairman of the Board and Representative Director, Tetsuo Kuba, President and Representative Director, Tatsumi Maeda, President and Representative Director and Rodney N. Lanthorne, Director, serve as Directors of AVX Corporation.

(2)	Mr. Makoto Kawamura, Chairman of the Board and Representative Director, serves as an outside Director of KDDI Corporation.

Mr. Yoshihiko Nishikawa, Corporate Auditor, serves as an outside Corporate Auditor of KDDI Corporation.

(3)	Mr. Makoto Kawamura, Chairman of the Board and Representative Director, serves as a Representative Trustee of the Japan Photovoltaic Energy Association.

(4)	Mr. Kazuo Yoshida, Corporate Auditor, serves as an outside Corporate Auditor of West Japan Railway Company. There are no special interests between West Japan Railway Company and Kyocera Corporation.

(5)	Mr. Yoshinari Hara, Corporate Auditor, serves as an outside Director of NEC Corporation, with which Kyocera Corporation engages in transactions relating to sale of products and purchase of goods.

(6)	Mr. Yoshinari Hara, Corporate Auditor, serves as an outside Director of Tokyo Stock Exchange Group, Inc. Kyocera Corporation is listed on the First Section of Tokyo Stock Exchange, Inc., which is a subsidiary of Tokyo Stock Exchange Group, Inc.

2.	Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors.

3.	“Positions” and “Duties and Other Significant Responsibilities” of Directors were changed as of April 1, 2010 as follows:

Position	Name	Duties and Other Significant Responsibilities
Vice President and Representative Director	Hisao Hisaki	Vice President and Executive Officer General Manager of Corporate Development Group

Director	Yoshihiro Kano	Managing Executive Officer Deputy General Manager of Corporate Development Group

Director	Rodney N. Lanthorne	Vice Chairman of the Board and Director of Kyocera International, Inc.

(2) Directors and Corporate Auditors retired during fiscal 2010

Directors and Corporate Auditor retired during fiscal 2010, as follows:

Position as of Retirement	Name	Duties and Other Significant Responsibilities as of Retirement	Reason for Retirement	Retired Date
Advisor and Director	Kensuke Itoh		Expiration of term of office	Jun. 25, 2009

Advisor and Director	Noboru Nakamura		Expiration of term of office	Jun. 25, 2009

Vice Chairman of the Board and Representative Director	Yuzo Yamamura	General Manager of Corporate Communication Equipment Group Advisor and Director of Kyocera ELCO Corporation	Resignation	Aug. 31, 2009

Director	Naoyuki Morita	Chairman of the Board and Representative Director of Kyocera Communication Systems Co., Ltd.	Expiration of term of office	Jun. 25, 2009

Director	Michihisa Yamamoto	Deputy General Manager of Corporate Communication Equipment Group (in charge of manufacturing)	Expiration of term of office	Jun. 25, 2009

Director	Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation	Expiration of term of office	Jun. 25, 2009

Corporate Auditor	Shigekazu Tamura	Certified Public Accountant	Expiration of term of office	Jun. 25, 2009

(3) Remuneration to Directors and Corporate Auditors for fiscal 2010

	Number of Directors and Corporate Auditors	Amount of Remuneration (Yen in millions)
Directors	17	¥286
Corporate Auditors	6	¥60
(Outside Corporate Auditors out of 6 Corporate Auditors above)	(4)	¥(18)

Total	23	¥346

Notes:

1.	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

2.	As of the end of fiscal 2010, there were 11 Directors and 5 Corporate Auditors, with 3 of the latter being outside Corporate Auditors. The numbers set forth in “Number of Directors and Corporate Auditors” in the table above include 6 Directors and 1 outside Corporate Auditor, who retired in fiscal 2010.

3.	Remuneration to Directors and Corporate Auditors was determined by a resolution adopted at the 55th Ordinary General Meeting of Shareholders that was held on June 25, 2009 as follows:

[Aggregate amount of remuneration to Directors]

Basic remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the consolidated net income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall in no case exceed 300 million yen annually.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net income attributable to shareholders of Kyocera Corporation.”

[Aggregate amount of remuneration to Corporate Auditors]

Basic remuneration: No more than ¥100 million per year.

4.	Aggregate retirement allowance paid to 5 Directors who retired at the close of the 55th Ordinary General Meeting of Shareholders and 1 Director who retired on August 31, 2009, was ¥543 million pursuant to a resolution of the 55th Ordinary General Meeting of Shareholders of Kyocera Corporation held on June 25, 2009, in addition to the amount set out above. Such amount included reserve for retirement allowances for Directors in the amount of ¥181 million, which was recorded within “Remuneration to Directors and Corporate Auditors for respective fiscal years.”

5.	As of the end of fiscal 2010, in addition to the amount set out above, the balance of settlement funds payable to the Directors and Corporate Auditors as settlement funds resulting from of abolishment of the retirement allowance system pursuant to the resolution of the 55th Ordinary General Meeting of Shareholders of Kyocera Corporation held on June 25, 2009 was ¥204 million (out of which ¥195 million was allocated to the Directors and ¥9 million was allocated to the Corporate Auditor. Such settlement funds have been recorded as long-term accounts payable, which will be paid to 6 Directors and 1 Corporate Auditor upon retirement. Such amount included reserve for retirement allowances for Directors and Corporate Auditors, out of which ¥35 million was allocated to the Directors and ¥8 million was allocated to the Corporate Auditors, and which was recorded within “Remuneration to Directors and Corporate Auditors for respective fiscal years.”

(4) Outside Corporate Auditors

(i) Activities of outside Corporate Auditors during fiscal 2010

(a)	Mr. Osamu Nishieda attended 12 of 13 meetings of the Board of Directors and all of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2010 and expressed his views based on his abundant knowledge and experience as an attorney at law.

(b)	Mr. Kazuo Yoshida attended 8 of the 13 meetings of the Board of Directors and 7 of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2010 and expressed his views based on his abundant knowledge from and experience in the study of economics.

(c)	Mr. Yoshinari Hara attended 7 of the 11 meetings of the Board of Directors and all of the 5 meetings of the Board of Corporate Auditors which were held during fiscal 2010 following his assumption of the office of Corporate Auditor and expressed his views based on his abundant knowledge from and experience in the management of a securities firm.

(ii) Substance of agreements regarding limitation of liability

Kyocera Corporation has entered into agreements with outside Corporate Auditors regarding the limitation of their liability for damages due to negligence in the performance of their tasks, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 35 of the Articles of Incorporation of Kyocera Corporation. The amounts of damages that may be pursued against them, as set under such agreements, are the smallest amounts permissible under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: Kyoto Audit Corporation

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and other amounts payable by Kyocera Corporation to the Accounting Auditor for services for fiscal 2010	¥235 million
Total amount of cash and other financial benefits payable by Kyocera Group to the Accounting Auditor for services for fiscal 2010	¥520 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Corporation Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥235 million represents the aggregate remuneration for both of these auditing services.

(3)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Board of Corporate Auditors determines that the Accounting Auditor is subject to any of the events as provided by Paragraph 1 of Article 340 of the Corporation Act, the Board of Corporate Auditors is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Meeting of Shareholders the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of the Board of Corporate Auditors, shall propose to the General Meeting of Shareholders a resolution to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy,” which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Corporate Auditors and the Board of Corporate Auditors will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Corporate Auditors and the Board of Corporate Auditors:

(i)	Matters relating to employees to facilitate the tasks of Corporate Auditors (including matters relating to the independence of such employees from the Directors)

Representative Directors shall establish offices for the Corporate Auditors upon their request, and shall cause certain employees, nominated through prior discussion with the Corporate Auditors, to work in such offices to assist in the tasks of the Corporate Auditors and the Board of Corporate Auditors. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Corporate Auditors, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Corporate Auditors.

(ii)	System for reporting to the Corporate Auditors by Directors and employees and other systems relating to reporting to the Corporate Auditors

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Board of Corporate Auditors. In addition, in the event that any Corporate Auditor or the Board of Corporate Auditors requests a report from any Director pursuant to the Regulations of the Board of Corporate Auditors, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Corporate Auditors. In addition, upon request from the Corporate Auditors, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Corporate Auditors. Representative Directors shall also maintain a “system for reporting of internal complaints to the Board of Corporate Auditors,” established by the Board of Corporate Auditors, under which employees, suppliers and customers of Kyocera Corporation may submit complaints directly to the Board of Corporate Auditors.

(iii)	Other systems to ensure effective audit by the Corporate Auditors

In the event that Representative Directors are requested by any Corporate Auditor to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Corporate Auditors, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.    Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through implementation of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and systems relating to management of risk of loss, and systems to ensure that conduct of business by employees is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of systems established relating to internal control is as follows:

(i)	“Kyocera Code of Conduct” was established in June 2000.

(ii)	“Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	“Kyocera Management Committee” was established in January 2001, and was renamed the “Kyocera Group Management Committee” as from August 2002.

(iv)	“Kyocera Disclosure Committee” was established in April 2003.

(v)	“Employee Consultation Corners” were established in April 2003, and serve as a part of the internal complaint system.

(vi)	Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	“Global Audit Division” which has been reorganized and renamed “Corporate Global Audit Division” from April 2010, was established in May 2005 to undertake internal audits, and it conducts audits of the businesses of Kyocera Group regularly, reporting the results of such audits to the Directors and Corporate Auditors of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	“CSR Committee” was established in November 2005.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2009	2010
Current assets:
Cash and cash equivalents	¥269,247	¥313,126	¥43,879	*1
Investments in debt securities, current	10,093	11,644	1,551
Other short-term investments	192,050	200,413	8,363
Trade notes receivables	13,750	16,421	2,671
Trade accounts receivables	158,754	190,903	32,149	*2
Less allowances for doubtful accounts and sales returns	(4,669)	(3,971)	698
Inventories	199,641	177,361	(22,280)
Advance payments	29,879	52,316	22,437
Deferred income taxes	35,187	40,872	5,685
Other current assets	48,384	35,370	(13,014)

Total current assets	952,316	1,034,455	82,139

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	19,376	1,261	(18,115)
Investments in debt and equity securities, long term	325,545	370,124	44,579	*3
Other long-term investments	26,304	10,534	(15,770)

Total investments and advances	371,225	381,919	10,694

Property, plant and equipment:
Land	57,077	56,870	(207)
Buildings	288,460	290,516	2,056
Machinery and equipment	707,399	689,608	(17,791)
Construction in progress	6,397	8,842	2,445
Less accumulated depreciation	(793,279)	(805,737)	(12,458)

Total property, plant and equipment	266,054	240,099	(25,955	)*4

Goodwill	63,226	67,602	4,376
Intangible assets	60,077	49,593	(10,484)
Other assets	60,904	75,049	14,145

Total non-current assets	821,486	814,262	(7,224)

Total assets	¥1,773,802	¥1,848,717	¥74,915

Remarks:

*1	Cash and cash equivalents increased due to an increase in net income attributable to shareholders of Kyocera Corporation and the transfer from other short-term investments.

*2	Trade accounts receivables increased due to the recovery in sales.

*3	Investment in debt and equity securities, long term increased due to increases in the market value of securities and purchases of bonds, etc.

*4	Total property, plant and equipment decreased because capital expenditures in fiscal 2010 fell below depreciation.

Note:

The consolidated balance sheets and the consolidated statements of income of the previous fiscal year, indications of increase (decrease) of amounts and remarks are presented solely for the reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2009	2010
Current liabilities:
Short-term borrowings	¥11,000	¥4,073	¥(6,927)
Current portion of long-term debt	13,865	13,456	(409)
Trade notes and accounts payable	62,579	89,750	27,171	*1
Other notes and accounts payable	43,452	63,779	20,327	*2
Accrued payroll and bonus	41,756	47,131	5,375
Accrued income taxes	7,430	15,602	8,172
Other accrued liabilities	26,967	26,800	(167)
Other current liabilities	30,912	28,721	(2,191)

Total current liabilities	237,961	289,312	51,351

Non-current liabilities:
Long-term debt	28,538	29,067	529
Accrued pension and severance liabilities	34,567	31,828	(2,739)
Deferred income taxes	71,539	75,619	4,080
Other non-current liabilities	18,109	15,629	(2,480)

Total non-current liabilities	152,753	152,143	(610)

Total liabilities	390,714	441,455	50,741

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	163,151	163,044	(107)
Retained earnings	1,150,050	1,168,122	18,072
Accumulated other comprehensive income	(54,673)	(51,010)	3,663
Treasury stock, at cost	(50,568)	(50,624)	(56)

Total Kyocera Corporation shareholders’ equity	1,323,663	1,345,235	21,572

Noncontrolling interests	59,425	62,027	2,602

Total equity	1,383,088	1,407,262	24,174

Total liabilities and equity	¥1,773,802	¥1,848,717	¥74,915

Remarks:

*1	Trade notes and accounts payable increased due to the expansion in production in line with an improvement in orders.

*2	Other accounts payable increased due to the expansion of business.

Note:

Commencing from fiscal 2010, “noncontrolling interests,” which were previously referred to as “minority interests” and classified between total liabilities and shareholders’ equity, are now included as a separate component of total equity due to a change in accounting principles generally accepted in the United States of America.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2009	2010
Net sales	¥1,128,586	¥1,073,805	¥(54,781)
Cost of sales	836,638	787,970	(48,668	)*1

Gross profit	291,948	285,835	(6,113)
Selling, general and administrative expenses	248,529	221,975	(26,554	)*2

Profit from operations	43,419	63,860	20,441
Other income (expenses):
Interest and dividend income	15,441	13,202	(2,239)
Interest expense	(1,206)	(2,926)	(1,720)
Foreign currency transaction (losses) gains, net	(91)	2,830	2,921
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	(18,297)	(24,757	)*3
Losses on sale of securities, net	(2,840)	(93)	2,747
Losses on impairment of securities	(7,141)	(217)	6,924
Other, net	1,940	2,439	499

Total other income (expenses)	12,563	(3,062)	(15,625)

Income before income taxes	55,982	60,798	4,816
Income taxes	22,779	15,365	(7,414)

Net income	33,203	45,433	12,230
Net income attributable to noncontrolling interests	(3,697)	(5,338)	(1,641)

Net income attributable to shareholders of Kyocera Corporation	¥29,506	¥40,095	¥10,589

Remarks:

*1	Cost of sales decreased due to a decline in production, cost reductions, and improved productivity.

*2	Although Kyocera recognized an impairment loss on its account receivables from WILLCOM, Inc., selling, general and administrative expenses decreased as a result of reductions in costs.

*3	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries decreased due to recognition of an impairment loss on its investment in WILLCOM, Inc.

Note:

Commencing from fiscal 2010, “minority interests” and “net income” are presented as “net income attributable to noncontrolling interests” and “net income attributable to shareholders of Kyocera Corporation,” respectively due to a change in accounting principles generally accepted in the United States of America.

Consolidated Statement of Equity (From April 1, 2009 to March 31, 2010)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance, March 31, 2009 (183,528)	¥115,703	¥163,151	¥1,150,050	¥(54,673)	¥(50,568)	¥1,323,663	¥59,425	¥1,383,088
Comprehensive income:
Net income for the year			40,095			40,095	5,338	45,433
Change in foreign currency translation adjustments				(9,287)		(9,287)	(1,954)	(11,241)
Change in pension adjustments				1,003		1,003	(97)	906
Change in net unrealized gains on securities				11,847		11,847	112	11,959
Change in net unrealized gains on derivative financial instruments				63		63	11	74

Total comprehensive income for the year						43,721	3,410	47,131

Cash dividends paid to Kyocera Corporation’s shareholders			(22,023)			(22,023)		(22,023)
Cash dividends paid to noncotrolling interests							(1,639)	(1,639)
Purchase of treasury stock (8)					(59)	(59)		(59)
Reissuance of treasury stock (1)		1			3	4		4
Stock option plan of subsidiaries		132				132	54	186
Other		(240)		37		(203)	777	574

Balance, March 31, 2010 (183,521)	¥115,703	¥163,044	¥1,168,122	¥(51,010)	¥(50,624)	¥1,345,235	¥62,027	¥1,407,262

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years ended March 31,
	2009	2010
Cash flow from operating activities	97,794	137,583
Cash flow from investing activities	(201,444)	(49,318)
Cash flow from financing activities	(62,930)	(38,047)
Effect of exchange rate changes on cash and cash equivalents	(11,759)	(6,339)
Net increase (decrease) in cash and cash equivalents	(178,339)	43,879
Cash and cash equivalents at beginning of year	447,586	269,247
Cash and cash equivalents at end of year	269,247	313,126

Notes to Consolidated Financial Statements

1. Basis of preparation of Consolidated Financial Statements

(1)	Scope of consolidation

Number of consolidated subsidiaries: 200

Major consolidated subsidiaries: Kyocera Mita Corporation, AVX Corporation and Kyocera International, Inc.

Major non-consolidated subsidiary: Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial to a reasonable judgment of the consolidated financial condition and business results of Kyocera.

(2)	Scope of application of the equity method

Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 12

Major affiliate accounted for by the equity method: Miyaki Electric Mfg. Co., Ltd.

(3)	Changes in scope of consolidation

Increase by foundation: 10, Kyocera Asia Pacific (India) Pvt. Ltd. and others

Decrease by liquidation: 19, Kyocera Wireless (India) Pvt. Ltd. and others

(4)	Changes in scope of application of the equity method

Increase by foundation: 1, Accuver Co., Ltd.

Excluded due to court decision to commence corporate reorganization procedures: 1, Willcom, Inc.

(5)	Summary of significant accounting policies

(i)	Standards of preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States pursuant to paragraph 1 of Article 3 of the supplementary provisions (Act of Justice Ministry No. 46 issued and effective in 2009) of the Corporate Calculation Rules of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the same provision.

(ii)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower of cost or market, the cost being determined by the average method. Other inventories are mainly stated at the lower of cost or market, the cost being determined by the first-in, first-out method.

(iii)	Valuation of securities

Kyocera has adopted FSAB ASC (ASC) 320, “Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Non-marketable equity securities are recorded using the cost method.

(iv)	Depreciation method for property, plant and equipment

Depreciation is computed based mainly on the declining-balance method.

(v)	Goodwill and other intangible assets

Kyocera has adopted ASC 350, “Intangibles – Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(vi)	Accounting for allowance and accruals

Allowance for doubtful accounts:

In anticipation of uncollectible accounts receivable, Kyocera provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Allowances for sales returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Accrued pension and severance liabilities:

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in the funded status during the year as changes in the comprehensive income of such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Accounting change

Kyocera adopted ASC 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations and financial position.

Kyocera adopted ASC 805, “Business Combinations” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires that assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, and contingent consideration and in-process research and development are required to be recorded at fair value on the acquisition date as a part of the fair value of an acquired business. Any tax adjustment made after the measurement period impacts on income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value on the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations and financial position.

Kyocera adopted ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated balance sheets, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Following the adoption of this accounting standard, noncontrolling interests that were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, were included as a separate component of total equity. The presentation of consolidated statements of income has also been changed. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations and financial position.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for doubtful accounts – non-current	¥2,255

(2) Accumulated other comprehensive income

Net unrealized gains (losses) on securities	¥23,468
Net unrealized gains (losses) on derivative financial instruments	¥(82)
Pension adjustments	¥1,053
Foreign currency translation adjustments	¥(75,449)

(3) Assets pledged as collateral

Property, plant and equipment	¥5,005
Intangible assets	¥1,875

* Property, plant and equipment and intangible assets above are pledged against “current portion of long-term debts” and “long-term debts” in a total amount of ¥ 2,848 million.

(4) Guarantee obligation

Guarantees for debts	¥725

3. Notes to Consolidated Statement of Equity

(1) Total number of shares issued

	(Shares in thousands)
Class of shares	March 31, 2009	Increase	Decrease	March 31, 2010
Common stock	191,309	—	—	191,309

(2) Distribution of surplus

(i) Dividends paid

Resolution	Class of shares	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2009	Common stock	¥11,012 million	¥60	March 31, 2009	June 26, 2009

Board of Directors Meeting held on October 30, 2009	Common stock	¥11,011 million	¥60	September 30, 2009	December 7, 2009

(ii) Dividends of which record date falls in fiscal 2009 with an effective date in fiscal 2010

Resolution	Class of shares	Source of dividend	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 25, 2010	Common stock	Retained earnings	¥11,011 million	¥60	March 31, 2010	June 28, 2010

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interests and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera enters into foreign currency forward contracts, interest rate swaps and currency swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. At March 31, 2010, the unrealized gain on the shares of KDDI Corporation was ¥28,140 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments at March 31, 2010 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying amount	Fair Value	Difference
Assets (a)
Investments in debt securities, current	11,644	11,662	18
Investments in debt and equity securities, long term	370,124	370,210	86
Other long-term investments	10,534	10,534	—

Total	392,302	392,406	104

Liabilities (b)
Long term debt (including due within one year)	42,523	42,710	187

Total	42,523	42,710	187

Derivatives (c) (Note)
Derivatives designated as hedging instruments	(132)	(132)	—
Derivatives not designated as hedging instruments	(145)	(145)	—

Total	(277)	(277)	—

Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	The fair value is estimated based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2010 was ¥10,252 million.

(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of fiscal 2010.

(c)	The fair value is estimated based on quotes from financial institutions at the end of fiscal 2010.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per share information

(1) Kyocera Corporation shareholders’ equity per share		¥7,330.14

(2) Earnings per share attributable to shareholders of Kyocera Corporation	Basic	¥218.47
	Diluted	¥218.47

Balance Sheets

	(Yen in millions)
	March 31,
	2009	2010
Current assets:
Cash and bank deposits	¥39,939	¥69,156
Trade notes receivable	4,147	4,676
Trade accounts receivable	99,853	118,087
Marketable securities	201,597	185,412
Finished goods and merchandise	20,535	13,813
Work in process	20,702	21,592
Raw materials and Supplies	13,573	13,843
Advance payments	28,426	50,089
Prepaid expenses	387	131
Deferred income taxes	12,525	16,681
Short-term loans to subsidiaries	7,987	14,904
Other accounts receivable	6,281	11,436
Refundable income tax	10,178	591
Other	1,735	1,697
Allowances for doubtful accounts	(116)	(148)

Total current assets	467,749	521,960

Non-current assets:
Tangible fixed assets:
Buildings	39,800	39,390
Structures	2,113	2,104
Machinery and equipment	35,082	29,269
Vehicles	13	14
Tools, furniture and fixtures	8,040	7,398
Land	35,415	35,410
Leased assets	86	85
Construction in progress	2,613	4,570

Total tangible fixed assets	123,162	118,240

Intangible assets:
Goodwill	9,638	7,228
Patent rights	3,170	2,063
Trademark	1,864	1,400
Design right	—	2
Software	679	512
Leased assets	60	67
Other	7,114	5,354

Total intangible assets	22,525	16,626

Investments and other assets:
Investments in securities	315,615	359,721
Investments in subsidiaries and affiliates	268,877	251,055
Investments in subsidiaries and affiliates other than equity securities	30,412	30,875
Long-term loans to subsidiaries	27,594	19,340
Impaired loans	516	3,917
Long-term prepaid expenses	1,252	1,416
Long-term deposits	19,000	—
Security deposits	1,689	1,617
Other	243	231
Allowances for doubtful accounts	(559)	(203)

Total investments and other assets	664,639	667,969

Total non-current assets	810,326	802,835

Total assets	¥1,278,075	¥1,324,795

Note:	The balance sheets and statements of income for the previous fiscal year are presented solely for reference.

	(Yen in millions)
	March 31,
	2009	2010
Current liabilities :
Trade accounts payable	¥32,979	¥53,737
Lease obligations	43	55
Other payables	31,837	52,185
Accrued expenses	7,661	9,192
Income taxes payables	283	3,482
Advance received	267	449
Deposits received	2,433	2,347
Accrued bonuses	10,336	13,555
Accrued bonuses for Directors	24	41
Warranty reserves	6,879	7,034
Allowances for sales returns	122	145
Other	1,150	512

Total current liabilities	94,014	142,734

Non-current liabilities :
Lease obligations	114	109
Long-term accounts payable	96	518
Deferred income taxes	54,941	59,178
Accrued pension and severance costs	9,065	6,496
Retirement allowances for Directors and Executive Officers	1,063	—
Other	168	172

Total non-current liabilities	65,447	66,473

Total liabilities	159,461	209,207

Net assets :
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	486	487

Total capital surplus	193,041	193,042
Retained earnings :
Legal reserves	17,207	17,207
Other retained earnings :	707,584	692,976
Reserve for special depreciation	396	476
Reserve for research and development	1,000	—
Reserve for dividends	1,000	—
Reserve for retirement benefits	300	—
Reserve for overseas investments	1,000	—
General reserve	688,837	684,137
Unappropriated retained earnings	15,051	8,363

Total retained earnings	724,791	710,183
Treasury stock, at cost	(50,568)	(50,624)

Total shareholders’ equity	982,967	968,304
Difference of appreciation and conversion
Net unrealized gains on other securities	135,647	147,284

Total net assets	1,118,614	1,115,588

Total liabilities and net assets	¥1,278,075	¥1,324,795

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2009	2010
Net sales	¥521,993	¥473,656
Cost of sales	448,285	411,128

Gross profit	73,708	62,528
Selling, general and administrative expenses	82,244	63,511

Profit (loss) from operations	(8,536)	(983)
Non-operating income:
Interest and dividend income	33,754	29,695
Foreign currency transaction gains, net	2,068	3,453
Other non-operating income	3,493	2,944

Total non-operating income	39,315	36,092
Non-operating expenses:
Interest expense	23	21
Other non-operating expenses	1,764	2,225

Total non-operating expenses	1,787	2,246

Recurring profit	28,992	32,863
Non-recurring gain:
Gain on sale of tangible fixed assets	286	90
Reversal of allowance for doubtful accounts	2	14
Repatriation of settlement with foreign tax authorities	32	116
Other non-recurring expenses	18	280

Total non-recurring gain	338	500
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	589	353
Impairment losses	2,309	—
Loss on impairment of investment securities	1,651	153
Loss on impairment of investment in subsidiaries and an affiliate	10,156	18,152
Losses on bad debt of an affiliate	—	8,647
Other	119	135

Total non-recurring loss	14,824	27,440

Income before income taxes	14,506	5,923
Income taxes – current	(1,077)	3,943
Income taxes – previous years	—	2,570
Refund of income taxes – previous years	(578)	—
Income taxes – deferred	2,138	(8,005)

Net income	¥14,023	¥7,415

Note:	“Income taxes – previous years” for fiscal 2010 is additional taxes that is based on transfer pricing adjustments relating to allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries for the five years from fiscal 2004 to fiscal 2008.

Statement of Changes in Net Assets

(Yen in millions)
Years ended March 31, 2010
Shareholders’ equity
Common stock
Balance, March 31, 2009	¥115,703
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2010	115,703

Capital surplus
Additional paid-in capital
Balance, March 31, 2009	192,555
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2010	192,555

Other capital surplus
Balance, March 31, 2009	486
Changes in net assets
Reissuance of treasury stock	1

Total changes in net assets	1

Balance, March 31, 2010	487

Total capital surplus
Balance, March 31, 2009	193,041
Changes in net assets
Reissuance of treasury stock	1

Total changes in net assets	1

Balance, March 31, 2010	193,042

Retained earnings
Legal reserves
Balance, March 31, 2009	17,207
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2010	17,207

Other retained earnings
Reserve for special depreciation
Balance, March 31, 2009	396
Changes in net assets
Appropriation to reserve for special depreciation	279
Reversal of reserve for special depreciation	(199)

Total changes in net assets	80

Balance, March 31, 2010	476

Reserve for research and development
Balance, March 31, 2009	1,000
Changes in net assets
Reversal of reserve for research and development	(1,000)

Total changes in net assets	(1,000)

Balance, March 31, 2010	—

(Yen in millions)
Years ended March 31, 2010
Reserve for dividends
Balance, March 31, 2009	1,000
Changes in net assets
Reversal of reserve for dividends	(1,000)

Total changes in net assets	(1,000)

Balance, March 31, 2010	—

Reserve for retirement benefits
Balance, March 31, 2009	300
Changes in net assets
Reversal of reserve for retirement benefits	(300)

Total changes in net assets	(300)

Balance, March 31, 2010	—

Reserve for overseas investments
Balance, March 31, 2009	1,000
Changes in net assets
Reversal of reserve for overseas investments	(1,000)

Total changes in net assets	(1,000)

Balance, March 31, 2010	—

General reserve
Balance, March 31, 2009	688,837
Changes in net assets
Reversal of general reserve	(4,700)

Total changes in net assets	(4,700)

Balance, March 31, 2010	684,137

Unappropriated retained earnings
Balance, March 31, 2009	15,051
Changes in net assets
Appropriation to reserve for special depreciation	(279)
Reversal of reserve for special depreciation	199
Reversal of reserve for research and development	1,000
Reversal of reserve for dividends	1,000
Reversal of reserve for retirement benefits	300
Reversal of reserve for overseas investments	1,000
Appropriation to general reserve	—
Reversal of general reserve	4,700
Dividends	(22,023)
Net income	7,415

Total changes in net assets	(6,688)

Balance, March 31, 2010	8,363

Total retained earnings
Balance, March 31, 2009	724,791
Changes in net assets
Dividends	(22,023)
Net income	7,415

Total changes in net assets	(14,608)

Balance, March 31, 2010	710,183

(Yen in millions)
Years ended March 31, 2010
Treasury stock
Balance, March 31, 2009	(50,568)
Changes in net assets
Purchase of treasury stock	(59)
Reissuance of treasury stock	3

Total changes in net assets	(56)

Balance, March 31, 2010	(50,624)

Total Shareholders’ equity
Balance, March 31, 2009	982,967
Changes in net assets
Dividends	(22,023)
Net income	7,415
Purchase of treasury stock	(59)
Reissuance of treasury stock	4

Total changes in net assets	(14,663)

Balance, March 31, 2010	968,304

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance, March 31, 2009	135,647
Changes in net assets
Net change in items other than shareholders’ equity	11,637

Total changes in net assets	11,637

Balance, March 31, 2010	147,284

Total unrealized gains (losses) on appreciation and conversion
Balance, March 31, 2009	135,647
Changes in net assets
Net change in items other than shareholders’ equity	11,637

Total changes in net assets	11,637

Balance, March 31, 2010	147,284

Total net assets
Balance, March 31, 2009	1,118,614
Changes in net assets
Dividends	(22,023)
Net income	7,415
Purchase of treasury stock	(59)
Reissuance of treasury stock	4
Net change in items other than shareholders’ equity	11,637

Total changes in net assets	(3,026)

Balance, March 31, 2010	¥1,115,588

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and methods of valuation of assets

Held-to-maturity securities:	Amortized cost method (straight-line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in stockholders’ equity, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished goods, merchandise and work in process:	The cost of finished goods and work in process are mainly determined by the average cost method. The cost of merchandise is determined mainly by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

(2) Depreciation of non-current assets:

Tangible fixed assets (except for leased assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method.

The principal estimated useful lives are as follows:

Buildings and structures:

    2 years - 33 years

Machinery and equipment, and Tools, furniture and fixtures:

    2 years - 10 years

Intangible fixed assets (except for leased assets):	Amortization is computed using the straight-line method based on, in the case of some patents, the depreciation period set by Kyocera Corporation, and, in the case of software for its own use, the useful life thereof in Kyocera Corporation (two years).

Leased assets	Straight-line method, using lease periods as the estimated useful lives of such assets.

Long-term prepaid expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

(3) Accounting for allowances and accruals

Allowances for doubtful accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued bonuses for employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for sales returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred.

(4) Other significant policies

Consumption taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

2. Notes to Balance Sheets:

(1) Accumulated depreciation of tangible fixed assets and accumulated impairment losses: ¥391,413 million

(2) Guarantees

Principal Debtor	Amount guaranteed	Subject of Guarantee
Kyocera International Co., Ltd.	¥9 million	Debt from operational transactions
Kyoto Broadcasting System Company Limited	¥260 million	Loan from financial institutions
Kyocera Wireless Corp.	¥130 million	Debt from operational transactions

Total	¥399 million

Keep-well letters and guidance for management:

Party requesting issuance of keep-well letter	Amount covered	Subject of keep-well letter
Kyocera Realty Development Co., Ltd.	¥961 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	¥400 million	Guidance for repayment of loans from financial institutions

Total	¥1,361 million

(3) Receivables from affiliates and payables to affiliates (Except amounts separately presented)

Current receivables:	¥69,978 million
Long-term receivables:	¥234 million
Current payables:	¥19,146 million
Long-term payables:	¥49 million

3. Notes to Statements of Income:

Transactions with affiliates:

Operational transactions:
Net sales	¥231,600 million
Purchases	¥80,065 million
Selling, general and administrative expenses	¥4,942 million

Non operational transactions:
Interest and dividend income	¥20,577 million
Miscellaneous income	¥551 million
Miscellaneous losses	¥94 million
Non-recurring income	¥193 million
Losses on bad debt of affiliates	¥8,647 million
Non-recurring losses	¥130 million
Purchased amount of assets	¥1,434 million
Selling amount of assets	¥51 million

4. Notes to Statement of Changes in Net Assets

Number and class of treasury shares

	(Shares in thousands)
	March 31, 2009	Increase	Decrease	March 31, 2010
Common stock	7,781	8	1	7,788

Total	7,781	8	1	7,788

Increase:
Shareholders’ request for purchase of shares not constituting one unit:	8 thousand shares

Decrease:
Shareholders’ request for sale of shares not constituting one unit:	1 thousand shares

5. Notes to Accounting for Effects of Income Taxes

(Yen in millions)
(1) Current:

Deferred tax assets:
Accrued bonuses	¥5,557
Loss on revaluation of inventory	3,815
Warranty reserves	2,884
Other payables and accrued expenses	2,089
Other	2,433

Total deferred tax assets	16,778

Deferred tax liabilities:
Reserve for special depreciation	(97)

Total deferred tax liabilities	(97)

Deferred tax assets, net	¥16,681

(2) Non-current:

Deferred tax assets:
Depreciation of fixed assets	¥22,197
Loss on revaluation of investment in securities Tax – qualified goodwill	19,044 3,811
Reserve for retirement benefits	2,663
Others	7,951

Sub-total of deferred tax assets	55,666
Valuation allowances	(12,260)

Total deferred tax assets	43,406

Deferred tax liabilities:
Reserve for special depreciation	(234)
Net unrealized gain on other securities	(102,350)

Total deferred tax liabilities	(102,584)

Deferred tax liabilities, net	¥(59,178)

6. Notes to fixed assets used under finance leases

Some fixed assets used under finance leases consisting principally of manufacturing equipment and computers are off balance sheet.

7. Notes concerning Related Party Transactions

	(Yen in millions)
Relationship	Name of entity	Percentage of voting rights held	Relationship with the entity	Substance of transactions	Amount of transactions	Item	Outstanding transaction amounts as of the end of the fiscal year
Subsidiary	Kyocera SLC Technologies Corporation	100%	Sales of Kyocera Corporation’s products. Interlocking officers.	Extension of loan (Note 1)	¥6,500	Short-term loans to subsidiaries	¥8,614

						Long-term loans to subsidiaries	¥6,600

Affiliate	Willcom, Inc.	30%	Sales of Kyocera Corporation’s products. Interlocking officers.	Loss on bad debt (Note 2)	¥8,647	—	—

Notes:

1.	Conditions of the loans have been reasonably determined, taking into account market interest rates, etc.

2.	Taking into consideration the decision by the Tokyo District Court to commence corporate reorganization procedures on March 12, 2010, and based on the outline of the business revitalization plan of WILLCOM, Inc. and other publicly disclosed information, etc., Kyocera recognized an impairment loss. Due to no application of WILLCOM, Inc. to related party with this decision, the amount of transactions includes the amount during the related party period.

8. Notes to per share information

1. Net assets per share:	¥6,078.81

2. Earnings per share:	¥40.41

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 24, 2010

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner
Toru Tamura, CPA
Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Corporation Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2009 to March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kyocera Corporation and its consolidated subsidiaries as of March 31, 2010 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 3 of supplementary provision (Act of Justice Ministry No. 46 issued and effective in 2009) of the Corporate Calculation Rules of Japan. (Refer to Note 1 “Basis of preparation of Consolidated Financial Statements” to the consolidated financial statements.)

Additional Information

As described in “(6) Accounting change” of Note 1 “Basis of preparation of Consolidated Financial Statements,” the Company adopted ASC 810, “Consolidation” on April 1, 2009 and prepared the consolidated financial statements in accordance with this accounting standard.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 24, 2010

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner
Toru Tamura, CPA
Engagement Partner

We have audited, pursuant to paragraph 2 – 1 of Article 436 of the Corporation Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof of Kyocera Corporation (hereinafter referred to as the “Company”) for the 56th fiscal year from April 1, 2009 to March 31, 2010. These financial statements and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereof. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Board of Corporate Auditors

Audit Report

(English Translation)

The Board of Corporate Auditors, based on audit reports prepared by each Corporate Auditor related to the execution of duties of Directors during the 56th fiscal year from April 1, 2009 to March 31, 2010, hereby reports its results of audit after deliberations, as the unanimous opinion of all Corporate Auditors, as follows:

1. Audit Methods by individual Corporate Auditors and by the Board of Corporate Auditors

The Board of Corporate Auditors established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Corporate Auditor on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Independent Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors set by the Board of Corporate Auditors, each Corporate Auditor communicated with Directors, internal audit division such as Global Audit Division and Risk Management Division, and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Corporate Auditors also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, internal audit division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Corporate Auditors also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments and sales offices. In addition, Corporate Auditors had regular meetings with Chairman of the Board and Representative Director and President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Corporate Auditors also monitored and examined the resolution of the Board of Directors regarding the systems required by Paragraph 1 and 3 of Article 100 of the Execution Rules of the Corporation Act as being necessary for ensuring that the execution of duties by Directors shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and that the Company’s operations shall be conducted appropriately, and the status of the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Corporate Auditors received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from Kyoto Audit Corporation, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Corporate Auditors received reports on auditing condition of subsidiaries from their Corporate Auditors, etc. at the regular meetings with them and facilitated communications with Directors of them too, and, when necessary, attended the important meetings, received reports on business, requested their explanations and expressed opinions. Based on the foregoing methods, Corporate Auditors reviewed the business report of the fiscal year and the supplementary schedules.

In addition, Corporate Auditors monitored and examined whether the Independent Auditors maintain their independence and performed their audits in an appropriate manner, and received reports from the Independent Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Corporate Auditors also received notification from the Independent Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (as enumerated in Article 131 of the Corporate Calculation Rules of Japan) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Corporate Auditors reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the audit of the business report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment with respect to the Directors’ execution of internal control systems, including financial reporting.

(2) Result of the audit of financial statements and supplementary schedules thereto

The methods and results of the audit by the Independent Auditors, Kyoto Audit Corporation, are due and proper.

(3) Result of the audit of consolidated financial statements

The methods and results of the audit by the Independent Auditors, Kyoto Audit Corporation are due and proper.

May 27, 2010

Board of Corporate Auditors

Kyocera Corporation

Yoshihiko Nishikawa

Full-time Corporate Auditor

Kokichi Ishibitsu

Full-time Corporate Auditor

Osamu Nishieda

Corporate Auditor

Kazuo Yoshida

Corporate Auditor

Yoshinari Hara

Corporate Auditor

Note:

Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors as required under Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.